Annual Shareholder Meeting Results PIMCO High Income Fund
PIMCO High Income Fund held their
annual meetings of shareholders on December 18, 2014.
Shareholders voted as indicated below:

PIMCO High Income Fund

Election of Craig Dawson Class II to serve until the annual meeting for the 2017 2018 fiscal year Affirmative 102,134,460
Withheld Authority 3,704,230
Re-election of Bradford K. Gallagher Class II to serve until the annual Meeting for the 2017-2018 fiscal year affirmative 102,056,747 Withheld Authority 3,781,943
Reelection of James A. Jacobson Class II to serve until the annual Meeting for the 2017-2018 fiscal year Affirmative 9,605
Withheld Authority 373
The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W.
 Kertess, William B. Ogden, IV, Alan Rappaport and John C. Maney continued to serve as Trustees of the Fund
Preferred Shares Trustee
Interested Trustee

Special Shareholder Meeting Results PIMCO High Income Fund

The Funds held a special meeting of shareholders on June 9, 2014 to vote on the approval of the new investment management agreement between the Funds and PIMCO, as discussed in the Notes.
to Financial Statements. The special meeting was convened as scheduled on June 9, 2014. However, because sufficient votes in favor of the proposal had not been received for any Fund at the time of the special meeting, the shareholders of each Fund present voted to adjourn the special meeting to July 10, 2014 to permit further solicitation of proxies. On July 10, 2014 the special meeting was reconvened, and common and preferred shareholders (if any) of each Fund voted as indicated below:

Approval of an Investment Management Agreement between
PIMCO High Income Fund and Pacific Investment Management
Company LLC


    For     Against   Abstain
52,200,614 2,085,064 10,088,989